SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BOSTON BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO	SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

lvalentino@sidley.com (312) 853 7696	FOUNDED 1866

January 7, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tom Kluck

Re:	Aviv REIT, Inc.

Registration Statement on Form S-3

Filed December 6, 2013

File No. 333-192681

Ladies and Gentlemen:

On behalf of Aviv REIT, Inc. and the additional registrants (collectively, “Aviv”) set forth in the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), we are writing in response to the comments contained in the Staff’s comment letter dated December 20, 2013 (the “Comment Letter”) with respect to the Registration Statement. Concurrently herewith, Aviv has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, three (3) courtesy copies of this letter and Amendment No. 1, which have been marked to show the changes from the initial Registration Statement as filed on December 6, 2013, are also being delivered to Mr. Coy Garrison.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of Aviv. Page numbers and other similar references used in the Staff’s comments below refer to the Registration Statement as filed on December 6, 2013; page numbers and other similar references used in Aviv’s responses refer to Amendment No. 1.

Item 16. Exhibits, page II-5

Staff comment No. 1:

We note your disclosure on page II-16 that you plan to file Exhibits 25.1 and 25.2 at a later date. To the extent you intend to rely upon Section 305(b)(2) of the Trust Indenture Act to designate the trustees on a delayed basis, you must note this in the exhibit list. If

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships.

Securities and Exchange Commission

January 7, 2014

you intend to designate the trustees on a delayed basis, please be aware that companies relying upon Section 305(b)(2) must separately file the Form T-1 under the electronic form type “305B2.” In this situation, companies should not file the Form T-1 in a post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement. Please refer to Section 220.01 under 1939 Act – General Guidance, which can be located at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm and revise your exhibit index accordingly.

Response:

Aviv does not intend to rely on Section 305(b)(2) of the Trust Indenture Act of 1939 to designate the trustees on a delayed basis. Statements of Eligibility on Form T-1 have been provided by The Bank of New York Mellon Trust Company, N.A., as trustee under the senior indenture and the subordinated indenture, and have been filed as Exhibits 25.1 and 25.2, respectively, to Amendment No. 1.

Item 17. Undertakings, page II-5

Staff comment No. 2:

Please revise to include the undertaking required by Item 512(j) of Regulation S-K.

Response:

The undertaking required by Item 512(j) of Regulation S-K has not been included because Aviv does not intend to rely on Section 305(b)(2) of the Trust Indenture Act of 1939 to designate the trustees on a delayed basis.

* * * * *

If you wish to discuss Amendment No. 1 to the Registration Statement at any time, or if there is anything we can do to facilitate the Staff’s processing of this filing, please feel free to contact me at (312) 853-7696.

Sincerely,

/s/ Luke J. Valentino

Luke J. Valentino

cc:	Craig M. Bernfield, Aviv REIT, Inc.